September 25, 2024

Ma Biu
Chief Executive Officer
Luda Technology Group Limited
Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

       Re: Luda Technology Group Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed September 20, 2024
           File No. 333-277647
Dear Ma Biu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Exhibits

1. We note your disclosure that you are registering 143,750 underwriters' warrants. Please provide an opinion of counsel regarding the legality of the warrants. September 25, 2024
Page 2

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Lawrence Venick